

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-mail
Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
TRACON Pharmaceuticals, Inc.
8910 University Center Lane, Suite 700
San Diego, California 92122

> **Re:** **TRACON Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-201280**

Dear Dr. Theuer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Summary Financial Data, page 10

1. Given your disclosure that the concurrent private placement is not a binding agreement or commitment to purchase, please remove the pro forma effect of the sale of $5 million of shares of your common stock in the concurrent private placement as it is not factually supportable. Make conforming changes under Capitalization on page 52, Dilution on page 54 and other parts of your document as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Charles S. Kim, Esq.
  Sean M. Clayton, Esq.
  Kristin E. VanderPas, Esq.
  Cooley LLP
  4401 Eastgate Mall
  San Diego, California 92121